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REGISTRANT'S NAME Airspray

*CURRENT ADDRESS

**FORMER NAME

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MAY 13 2005
THOMSON FINANCIAL

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FILE NO. 82- 34700 FISCAL YEAR 12-31-04

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DAT: 5/12/05


Airspray®
ANNUAL REPORT 2004
Airspray N.V.
82-34700
ARIS
12-31-04
the world
blonde
Softsoap
Softsoap
Tone
Tone



Annual Report 2004

Airspray N.V.









Airspray Around the World

Since it was founded in 1983 Airspray has always had a strong international focus. While the company's head offices are in Alkmaar, The Netherlands, over 95% of the company's sales are realised outside of its homeland. With sales in all continents Airspray is a true internationally orientated company.

The global players in the personal care and cosmetic industry are key customers for Airspray, but the company also prides itself on its ability to play a role in the creation of innovative products for specific, localised markets. Airspray has the will and capability to handle demands and expectations, from multi-national brands to local niche products.

As a part of this annual report we want to provide the reader with our impressions of the markets that we work in around the world. We have separated our business into six regions, starting with the 'home markets' of Western Europe and North America, where Airspray's manufacturing centres are located. We then move on to the new regions of growth in Eastern Europe and Asia.
Finally, two other geographic territories that are worthy of special focus: Australia and Japan.

Six different regions, each with its own unique culture, and its own way of doing business, but with one thing in common: they all offer great opportunities for Airspray dispensing systems.

Enjoy reading 'Airspray Around the World'.

Key figures

	2004	*2003* [1]	*2002* [1]	*2001* [1]	*2000*
Profit and loss account (x € 1.000)					
Net turnover	**34,467**	36,027	32,343	27,256	21,620
Gross margin	**12,707**	15,969	14,348	11,942	9,437
Net operating profit	**6,758**	9,644	8,632	6,984	5,277
Profit before tax	**6,457**	9,490	8,428	6,993	5,438
Net profit	**4,219**	6,209	5,806	4,950	4,614
Balance sheet (x € 1,000)					
Total fixed assets	**21,284**	19,633	17,710	14,684	9,996
Total current assets	**14,411**	14,203	12,672	12,337	11,830
Total assets	**35,695**	33,836	30,382	27,021	21,826
Group equity	**27,514**	27,553	22,411	19,436	15,576
Provisions	**557**	403	138	-	-
Long-term liabilities	**2,308**	2,366	2,522	2,600	2,078
Current liabilities	**5,316**	3,514	5,311	4,985	4,172
Total liabilities	**35,695**	33,836	30,382	27,021	21,826
Number of employees year-end (FTE)	**121**	115	108	98	79
Number of employees average (FTE)	**120**	116	104	94	64
Number of outstanding shares					
- Weighted average	**5,287,842**	5,281,098	5,271,981	5,208,494	5,147,826
- Year-end	**5,287,842**	5,287,842	5,280,485	5,226,446	5,172,589
Net earnings per share average (in €)	**0.80**	1.18	1.10	0.95	0.90
Diluted earnings per share average (in €) [2]	**0.76**	1.12	1.05	0.92	0.88
Dividend per share average (in €)	**0.63**	0.63	0.50	0.35	0.25
Cash flow per share average (in €)	**1.10**	1.53	1.38	1.20	1.07
Shareholders' equity per share year-end (in €) [3]	**5.20**	4.58	4.24	3.72	3.01
Return on average shareholders' equity	**17%**	28%	29%	31%	40%

[1] Adjusted for comparison purposes

[2] Explanation on page 55

[3] With effect from 2003 before dividend payment

Profile Airspray N.V.

Airspray

- is a manufacturer of innovative, high-quality, technologically advanced dispensers in more than twenty-five variations; non of them using gas propellants;
- is engaged in product development, assembly and world-wide marketing and sales;
- is a key supplier to manufacturers of consumer products, predominantly in the personal care sector;
- has more than 500 clients on five continents;
- has a marketing and sales organisation covering all of the industrialised countries;
- has fully automated production facilities in its plants in The Netherlands and in the USA;
- holds multiple patents on various technologies;
- has introduced two new dispenser concepts in 2004;
- focuses on high autonomous growth.

Mission statement

Airspray is a global leader in developing, manufacturing and marketing specialty dispensers for home and personal care consumer products.

By utilizing all its creative and commercial resources, Airspray is capable to fulfilling the needs of its customers worldwide for value added innovative dispensers and to exceed customer expectations in quality and service. Airspray strives to realize sustained profitable growth.

Headquarters



Airspray N.V.
Ivoorstraat 9
Alkmaar, The Netherlands
P.O. Box 1007, 1810 KA Alkmaar
Telephone +31 (0)72-541 46 66
Telefax +31 (0)72-547 00 55
E-mail general@airspray.nl
Website www.airspray.biz

The Netherlands

Airspray Development B.V., Alkmaar
Airspray Engineering B.V., Alkmaar
Airspray International B.V., Alkmaar

USA

Airspray International Inc., Pompano Beach, Florida

Articles of association and commercial register

The Articles of Association of Airspray N.V. were drawn up by notarial deed dated 9 October 2001. The registered office of Airspray N.V. is in Alkmaar, The Netherlands, and the company is registered at the Alkmaar Chamber of Commerce under number 34087674.

Management team

R.F.Q. Brands (47)

Managing Director, is responsible for general management, commercial affairs worldwide, investor relations and Airspray International Inc. operations. Mr. Brands rejoined the company in 1998, after a previous engagement from 1985 till 1987. Robert Brands is statutory director of Airspray N.V.

E.I.M. van der Heijden (45)

Technical Director, with the company since 1987. He is responsible for product development, production and development of production resources. Edgar van der Heijden is director of Airspray Development B.V.

J. van der Schaaff (41)

Financial Director, joined the company in 1999. He is responsible for accounting, logistics, personnel & organisation and investor relations. Jan van der Schaaff is statutory director of Airspray N.V.



WESTERN EUROPE

The strongest markets within Western Europe include UK, France, Spain, Italy and Germany, though others have emerged and are growing.



Europe certainly represents a more fragmented market than the USA. Companies will typically launch in a specific country and then roll out successful product introductions into other European markets. This collection of countries provides Airspray with lower growth than in the US, but maintains a good steady pace.

Big Names in Skin Care

One application which has shown a substantial growth in Europe is facial cleansers. Whilst this started life as a niche market, facial cleansers now represent one of the largest uses of foam pump technology. Some clear advantages, such as the soft and gentle foam product, and the high perceived value of foam by consumers, have led to an extensive range of product introductions, such as Lancome from L'Oréal, Diadermine and Aok from Henkel, Biotherm and Clearasil from Boots.

Foam in the Sun

Another fast growing market for Airspray during the last year has been in the sun care market, with a large number of introductions in all three areas of this sector – sunless tan, sun protection, and after sun. Foam scores highly with users in terms of product application. The light, soft foam is easy to distribute evenly and it dries quickly – a key factor with sunless tan products – as highlighted in television advertising from Piz Buin.

New Market in Feminine Hygiene

Feminine hygiene is one of the latest emerging segments in Europe. This used to be typically a South European application, but it is now finding its way to the Northern countries. Today we have Henkel with Neutromed, Benckiser with Intima and the latest introduction, Lactacyd from Glaxo Smithkline.

Undoubtedly, further innovative applications are being put together right at this moment throughout Western Europe, and will be available throughout the region on retailers' shelves during 2005/6.


Regional Sales Split Western Europe
2004 in %
UK
France
Spain
Italy
Germany
Netherlands
Others
22
16
7
11
12
13
19
the world
Malibu
Vaseline Intensive Care
Mild
delial
LACTACYD
NEUTRO ROBERTS
Lamouss
VICHY
FISSAN
IMPERIAL LEATHER

AMERICAS

Airspray's dispensing technology has inspired many of the most innovative, largest, and trusted consumer product manufacturers – based in The Americas – to develop ingenious new applications that have quickly been adopted around the world.



Here in The Americas, innovation is the lifeblood of success for consumer product companies. The ability of world-class companies such as Dial Corporation, Johnson & Johnson and Procter & Gamble to create exciting new products, based upon Airspray instant-foam dispensers, has transformed the personal care product landscape.
Most heartening is the organic growth amongst multinational brands in the personal care industry. Once Airspray clients realize an initial success with one brand, they rapidly launch line extensions and other applications.

In 2004, as a result of these successes, Airspray announced shipment of its 100,000,000th instant foamer pump from its Florida production facility, which began its manufacturing operations in 1999. In less than 5 years, Airspray sales in The Americas have grown over 60 percent of the overall global business.

Changing the way America washes their hands

The Dial Corporation, renowned for groundbreaking consumer products, launched its segment-making Dial Complete here in 2001. More recently, the success of this product sparked the company to re-stage it in new packaging and use the foam technology for its Tone brand of liquid soaps. This has sparked a domino effect with the introductions of J&J's Foam Blaster, Colgate's Soft Soap and Bath & Body Work's adult and kid's hand soap lines.

In the process, consumer acceptance of foaming hand soaps grew exponentially, leading to the development of other instant-foam personal care products, such as instant-foam self-tanning preparations launched by power brands such as Neutrogena, Hawaiian Tropic, and Schering Plough.

Rejuvenating hair care

Further, manufacturers in the Hair Care segment launched innovative products based upon the Airspray instant foamer technology, as evidenced by P&G's Pantene hair styling mousse and Sebastian's Body Double Thickener.

Airspray's innovation will continue to win over consumers, consumer product manufacturers and the retail trade, throughout The Americas in the years ahead.



$ 250.000
$ 200.000
$ 150.000
$ 100.000
$ 50.000
0
2001
2002
2003
2004
2005
Retail sales figures from the 4 largest foaming hand soap customers in the USA
Colgate
Johnson & Johnson
Tone
Dial
the world
Softsoap
Foam Works
Tone
Dial
Clean & Clear
Makeup Removing Cleanser
POND'S
Dramatic Results
Dove
Bronzing
Tone

EASTERN EUROPE

Following the significant social change in the former Eastern bloc countries, the development of customer choice provided Airspray with opportunities to enter this geographical area.



Strong growth has been noticeable since 2002, with countries such as Poland and Hungary leading the way. Russia followed in 2003, with additional new markets coming on stream during 2004, including Slovenia, Czech Republic, Slovakia, Croatia and Bulgaria.

Personal Care in Poland

The Polish personal care and cosmetic market has grown strongly during the last few years. A growing awareness and interest in personal hygiene, changing life styles, as well as a higher disposable income among Polish consumers has created a shift in popularity from mass market products towards mid-priced and premium products. EU membership is expected to boost this growth even further. Companies like Soraya, Bielenda, Interfragrances and Eris are just a few in a long list who launched foam pump products for the hair care, facial cleansing and self-tan sectors. Lower labour costs in Poland have also enticed a number of multi-nationals to move their filling operations to the country.

Hungary's Sweet Tooth

During 2004 the Hungarian market for cosmetics and toiletries grew by 7.6%. Western players like Unilever, Avon, Procter & Gamble, L'Oréal and Beiersdorf still dominate the market, with foreign companies accounting for over 90% of product. This makes the growth that Airspray realised with local businesses even more successful. One especially intriguing foam pump product launched in Hungary came from Felfoldi. The company introduced a candy foam utilising an M3 Mini-Foamer dispenser. Sweet, but great for kids!

Other Eastern European countries, including Russia, are expected to show a strong growth during the coming years and Airspray is confident that it can enjoy continued increases in market share. The main driving forces for Airspray in these markets will be a stronger focus on personal care products and an increase in consumer buying power. Both factors will boost the demand for innovative, added-value products.



300
250
200
150
100
50
0
2002
2003
2004
Regional Sales Growth Eastern Europe
based on 2002 as index 100
Bulgaria
Slovakia
Czech Republic
Slovenia
Hungary
Russia
Poland
the world
Perfecta
ANTYBAKTERYJNA PIANKA
Nowość
PĚNA
Pianka
bobini
lybar
SORAYA

ASIA

Asia, including China, Taiwan and South Korea, represents enormous potential for Airspray. With a clear strategy and a solid organization, the challenges inherent to this region will be overcome, and Airspray will inevitably reap the rewards.



Asia – the Powerhouse Awakens

With over 1 billion people, China is in potential the biggest market in the world. Here, the economy is still accelerating (9.5 percent in 2004) and has yet to peak. Consumer buying power is increasing in the larger cities. With the steady improvement of living conditions in China, more people, especially those in white-collar positions, become consumers of personal care and appearance products. In fact, the high-end cosmetic market is already on the same level as in Japan.

Airspray has sold its foam pumps in Asia since 1998. Actually, the first Johnson & Johnson Clean & Clear foaming anti-acne product was introduced in Korea. Sales in Thailand and China soon followed. Other major customers in Asia include such companies as Kao Taiwan, Unilever Thailand and China, as well as the international direct sales giant, Avon.

In 2002, Airspray opened the doors of the Airspray Asia sales office in Bangkok. From this office, and with the support of several local distributors, the Asian market is being handled.

Opportunities and Challenges

China's market potential is huge. And it remains a market in transition. A land of two faces, Airspray recognizes the metropolitan centres of Shanghai and Peking, where lifestyles are receptive to value-added consumer products – as well as still-rural areas where personal care products are relatively basic.

In this market there are still many inexpensive, locally produced dispensers. Customers still prefer lower-priced commodity products, versus those featuring a quality pump.
Nevertheless, Airspray is convinced that in the coming years more and more customers throughout the region will adapt the Airspray foam pump technology, as lifestyles change with the long-term economic upsurge.



4
19
77
Regional Sales Split Asia 2002 in %
Thailand
Taiwan
China
6
5
9
42
10
11
Regional Sales Split Asia 2004 in %
South Korea
Thailand
Taiwan
Hong Kong
China
Malaysia
Vietnam
EPSON
LG
Panasonic
OLYMPUS
the wor
ENRICH
Safi
aviance

AUSTRALIA

Australia, 'the land down under', has been an active Airspray market since 1992. From the rugged Outback to the sexy sophistication of Sydney, 'Aussies' appreciate consumer products powered by Airspray instant-foam dispensing technology.



A true challenge...

Consider the market factors, and the reasons become apparent. Australia's population of only 20 million inhabitants (and 3 million more in New Zealand) can be a challenge for Airspray market growth here, as is the steady import of final consumer products from Europe and the United States. At the same time, Australians are comfortable with, and expect, innovative products developed and imported by multinationals, many of which use Airspray dispensers. Innovation, whether it takes the form of industrial design, architecture, fashion or dispensing technology, is a key part of the Australian consumer mindset.

Additionally, Australians remain true to the beauty of their land. Here, consumers appreciate and seek out products that are natural, that are 'real'. And products utilizing Airspray non-aerosol dispensing technology are perfect examples.

...But great potential for innovations

Yes, Airspray-powered products do well here, and the market, while still formative, demonstrates tremendous potential. With a particular focus upon indigenous companies, Airspray is breaking through in several personal care product channels.
For instance: the innovative Cosmex International Pty Ltd.'s DaVinci brand of male grooming products, which introduced the first shaving foam using Airspray technology. The dispensing experts at Airspray believe that shaving products utilizing the company's innovative, one-touch-foam mechanical dispensing systems holds tremendous potential as a consumer application. Airspray dispensers create creamy foam that reduces blade clogging; resulting in close, smooth shaves. Women, in particular, appreciate the light, easy, spreadable foam created by Airspray pumps.

The Australian drive for innovation also led to the development of the industry's first foaming anti-head lice preparations, by NADS Australia and others. And, in keeping with Australian's love of the outdoors and sun sports, the company believes that growth in foaming sun care and self-tan categories will certainly continue, from Bondi Beach in New South Wales to Queenland's Great Barrier Reef.


Sales Split Australia 2004 by segment in %
Body wash
Hand soap
Hair care
Facial cleansing
Sun care
Others
29
20
16
7
1
the world
K.P. 24
Natural
HEAD LICE
Mousse
175mL
foaming
wash
Nad's
LICE
FOAM
TEN-O-SIX
Joint.
Le Tan
SU
Neutrogena

JAPAN

Japan – our very first concept for the foam pump was developed here on this island, back in 1993. Of all Airspray markets, Japan represents both our biggest challenge, and one of our biggest opportunities.



Land of beauty... and boundless opportunity...

In many major Airspray markets, such as throughout Europe and in The Americas, consumers follow a three-step facial cleansing process: cleanse, tone and then moisturise.
Japanese consumers, however, are used to a meticulous, seven-step process. This rigorous personal care regimen spells opportunity for Airspray dispensing technology. First, there was the rapid acceptance of Airspray foam pump technology.
And now, momentum is building for the advanced, dual chamber dispensers Symbio and Dual Foamer.

As in The Americas, one of the strongest growing foaming applications in Japan is hand soap.
Our first Japanese customer to adapt our foam pump for a hand soap was Co-Op, in 2003. Japanese multinationals Kao and Lion followed and launched foaming hand washes in 2004. Later that year, Matsumoto Kiyoshi, the largest drug chain store in Japan, released a foaming hand soap, using the WRT4 pump. In fact, the WaterGuard line received a warm welcome in Japan where the waterresistant design is considered a great benefit.

One of the first companies in Japan to use the F2 pump for a facial cleanser was Global. Several high-end European and American facial care products are also available in Japan, such as Lancome, Biotherm, Estee Lauder and Elizabeth Arden.

All this, and it is only the beginning. Airspray has just scratched the surface of Japan's personal care and beauty product world.

...and challenges as well

With opportunity comes challenge, and Airspray is up to the task.
Japanese customers, and consumers, are extremely quality conscious – a challenge to any supplier.
Product quality is an elemental part of Airspray corporate culture, and thanks to painstaking quality control, every single Airspray pump shipped is perfect in terms of form and function.


Sales Split Japan 2004 by segment in %
Baby care
Hair care
Household
Hand soap
Facial cleansing
31
23
4
33
9
the world
MOLD PROOF
MIRACLEAN
HAND SOAP
HAND SOAP
HAND SOAP
HAIR
HAIR
SWIPE
PIGEON
泡のハンドソープ

Report from the Supervisory Board

Supervisory Board

C.A.M. Busch (67) chairman since 1998
Nationality: Dutch. Gender: male
Formerly member of the Board of Management of VNU
Formerly Group Director Corporate Management at Philips Electronics
Formerly member of the Board of Management of Naarden International
Supervisory Board member of Roto Smeets de Boer, Parcom (ING)
First appointment: 1998
Current term of office: 2002 - 2005

J.IJ. van Duyn (59)
Nationality: Dutch. Gender: male
Formerly Director/shareholder of Business Management Group
Founder of Synergie (now part of Getronics)
First appointment: 1995
Current term of office: 2003 - 2006

V.C. Rensing (65)
Nationality: German. Gender: male
Formerly Business Group President Quest and Unichema
Formerly member of the Unilever Executive Council
First appointment: 2002
Current term of office: 2002 - 2005





According to the schedule, mr. C.A.M. Busch and mr. V.C. Rensing shall resign at the general Meeting of Shareholders on May 12 next. Mr. Busch has been a member of the Supervisory Board for two periods of three years. Mr. Rensing has been a member of the Supervisory Board for one period of three years. They both are available for renomination.

Introduction

We hereby present you the Financial Statements and the report of the Board of Management of Airspray N.V. for the year 2004.

The Financial Statements have been audited on our request by KPMG Accountants N.V.
The auditors' report has been included under Other information at page 62.
The change of the external auditor shall be illuminated in a hereto dedicated agenda item of the general Meeting of Shareholders.
We accept and recommend that you adopt the Financial Statements and, as laid down in the articles of association, discharge the Board of Management for its management in the past year and the Supervisory Board for the supervision thereof. The Stichting Prioriteit Airspray has, with our approval, decided to add 21% of the profit to the reserves and to pay out a dividend of 79% of the net profit, being € 0.63 per share.

Tasks and working method

In 2004, the Supervisory Board met with the Board of Management on five occasions, with all members present. All important commercial, financial, legal and organisational developments were discussed extensively during those meetings and also the implementation of the Corporate Governance Code was discussed. This process was completed in the first quarter of 2005.
On page 38 of this annual report you can find an explanation and justification regarding this matter. In addition, a number of separate meetings were held to discuss specific subjects. Outside these official meetings, extensive consultation between the members of the Supervisory Board together and the chairman of the Board and the Management Director took place.

Course of things



The Supervisory Board regrets to report, that the net profit result over 2004 was lower compared to 2003 and that for the first time since the IPO, a decline needed to be reported. As mentioned in the annual report of 2003, Airspray has not, according to the unclear perspective of the dollar, hedged the currency risk. In retrospect, this did not cause any serious problems until the second half of October 2004. On October 18th 2004 the €/$-rate came to 1.248 against 1.236 ultimo January 2004. As at the end of October, beginning of November, the dollar started to come into a downward tendency. We decided to publish a press release on November 11th, in which we announced an expected profit decline. The dollar decline continued in an accelerated motion at the end of November and on December 31st ended at a level of 1.362 (November 15th: 1.29). The net profit decline can be considered disproportional, partly because the dollar cash-inflow was very large, due to the high activity-level in the U.S.A. towards the end of the year, and as a result of one-off charges at the end of the year, which will be explained elsewhere in the report, had to be taken.
For the expected dollar income for the year 2005 Airspray entered into currency transactions (at a rate of $ 1.34). However we would like to stress, that these contracts offer a protection against unfavourable currency developments during their term, but that structural measures need to be taken to decrease the dependence on the dollar. We have already started taking measures during 2004, but in reaction to the developments in 2004, this process needs to be accelerated in 2005.

In commercial respect, the year 2004 can be considered very successful with, among other things, a volume increase of 18%. There was an important break-through with the largest cosmetic company in the world and also with other, mostly American customers, a strong increase in turnover was realised. In line with the policy to introduce a new product every year, the first sales of the water resistant mini table top foamer (WRD4) took place in the second quarter. Furthermore, both the Dual Foamer (a two chamber foam dispenser) and the 'Symplicity' were introduced in the fourth quarter. The 'Symplicity' is a product that will provide access to the important lotion dispenser market. For the year 2005 a continuation of the volume growth is expected and net profit will again increase, with a net profit growth of at least 15%, in comparison with 2004. Because of this outlook and also in view of abovementioned explanation for the results over 2004, we propose to maintain the dividend. We would like to give this priority over the purchase of own shares, which you approved last year. This will be discussed as well at the general Meeting of Shareholders on May 12th next.

Remuneration Board of Management

As notified in the last annual report, the new management remuneration system was introduced in 2004. The new system comprises the adjudication of a (cash) bonus for the performance in the ongoing year and the granting of options if the agreed average increase of results set for three years is realised. Both the (cash) bonus and the granting of options will be measured according to the development of the profit per share. Both rewarding components are subject to a threshold, below which payment will not take place. If the performance exceeds the targets set beforehand, the reward will be more generously. To make sure the management performance is measured rightfully and is not influenced by currency developments, we have decided to work with a constant dollar for a longer period, with 2003 as a starting year. This means that, the performances over a year will be measured by using the average dollar rate of the previous year as the constant rate for both the budget and the actual figures in that year. In that manner, the results of possible currency hedging transactions in the reporting period, can be left out of consideration.

For the year 2004, regarding the reward of a (cash) bonus, a threshold is set which corresponds with an increase of 10% of the profit per share. If the increase of the profit per share remains below the threshold value, no bonus will be paid. When the threshold value is reached, a bonus of 15% of the fixed salary will be paid to the CFO and 30% to the CEO. When the increase of the profit per share is 15% (the target value), a bonus of 25% of the fixed salary will be paid to the CFO and 45% to the CEO. When the performances are far above the target level, the year bonuses can increase to respectively 50% and 90% for both Management Board members.



Regarding the granting of options, in principal there will be 18,000 conditional options granted every year. These options are only allowed to be exercised after three years and are valid for 10 years. These options will become unconditional, if the average profit targets set for a period of three years are realised. Here the realisation of the agreed targets also plays a significant role. 6,000 of the 18,000 options granted, will become unconditional if the threshold for the profit targets over an average of three years is realised. The threshold corresponds to an average increase of the profit per share of 10% over the period 2004-2006. If the profit per share remains below the threshold, no options will be granted. If the target has been realised (average increase of 15% of the profit per share for the period 2004-2006) another 6,000 options will become unconditional and if the average profit increases more than 20%, the last 6,000 options will become unconditional as well.

With the introduction of the new remuneration system a greater value is adjudged to the variable part of the rewards, by which, more than in the former system, the consequences of a moderate and a good performance will be distinguished.

The Supervisory Board expresses its gratitude to the Board of Management and the employees of Airspray for their efforts and dedication, which they have shown again this year.

Alkmaar, March 31, 2005

Supervisory Board,
C.A.M. Busch, chairman
J.IJ. van Duyn
V.C. Rensing

Report from the Board of Management

Introduction

The year under review 2004 was on one hand a good year, as Airspray was again able to book record volumes. The number of dispensers sold was 18% higher than in 2003. On the other hand, this was spoiled by the exchange rate fall of the US dollar against the euro. This had a strong negative impact on both turnover and profit. In addition, one-off costs, which were not anticipated in the budget, had a negative impact on the result booked in 2004.

Airspray's sales volumes were realised at comparable margins, on the basis of local currencies. However, the lower dollar exchange rate led to a sharp erosion of the gross margin when expressed in euros.

In 2004, we sold 123 million dispensers, compared with 104 million in 2003, a growth of 18%, up from 10% in 2003. Turnover came in at € 34.5 million, compared with € 36 million in 2003. However, as a result of the significant weakening of the dollar and one-off costs, profit before and after tax fell by 32%. We are optimistic on the current year and we again expect significant growth in sales volumes. Due to hedging the currency risk of the US dollar at a level below $/€ 1.34, a significant decrease of the dollar is brought into controllable boundaries.

Turnover and profit	***2004***	*2003*
Amounts in millions of €		
Net turnover	**34.5**	36.0
Pre-tax profit	**6.5**	9.5
Net profit	**4.2**	6.2


Turnover and profit development
40
35
30
25
20
15
10
5
0
2000
2001
2002
2003
2004
In millions of €
Turnover
Result before tax



Due to the drop in net profit, earnings per share came in at € 0.80 in 2004, a decrease of 32% compared with 2003. The Stichting Prioriteit Airspray has resolved to pay a cash dividend of € 0.63 per share, unchanged from 2003. Hence 79% of the profit will be paid out to shareholders (the so-called pay-out ratio). In 2003, 53% of the profit was paid out to shareholders.

As in 2004, we will continue in 2005 to invest substantially in the further expansion of our product capacity. Thanks to our strong balance sheet ratios, we will be able to finance our investment from our own resources, while at the same time offering our shareholders a relatively high dividend. Therefore Airspray shares continue to be a 'growth share' with a relatively high dividend payment.


Dividend payment
In €
0,80
0,70
0,60
0,50
0,40
0,30
0,20
0,10
0,00
2000
2001
2002
2003
2004

The substantial volume growth seen in 2004 was not only realised via existing product categories, such as hand soap, skin care and self-tanning, but also through an increased number of introductions of consumer products in new categories. Notable growth products include applications such as female personal hygiene products and male skin care products. In addition, companies like Procter & Gamble and others have also launched new consumer products in the product category hair care, which is noteworthy, as the volume for this application has declined somewhat in recent years.

Our R&D activities led to the introduction of two new dispenser concepts in 2004. Although we received the first orders in 2004, we will see the benefits of these new products in 2005 and beyond. We now have 25 different dispensers in our programme, divided across four product categories. One of the new product concepts we launched in 2004 is 'Symplicity', a new lotion dispenser technology for which we obtained the exclusive worldwide licence in 2003. The first order for this new dispenser was delivered in late 2004, as expected. With a total market volume of 1.3 billion units, the market for lotion dispensers is the largest segment for personal care products. In 2005, we expect to add another three new product concepts to our range.

Airspray's strategy remains focused on the realisation of organic growth while maintaining margins. Not only for 2005, but also for the years ahead we see good opportunities for the realisation of further substantial growth. The number of our active clients increased again in 2004 and we were able to add one of the largest Fast Moving Consumer Goods companies to our client list. In addition to the rich opportunities for organic growth in the coming years, we will also continue to look for new opportunities to further expand our activities via cooperative agreements, partnerships and acquisitions. Our explicit premise in this is that we wish to remain within the confines of the dispenser industry.



For the year 2004, it was difficult to give an outlook for the financial result, however for 2005 the situation is different. Although the economic circumstances are still uncertain and some impact can be noted from the limited number of competitors also offering foam dispensers, the order book is well filled. Also various introductions of new consumer products are planned. Based on this we expect a volume growth of at least 15% for 2005. Because we have hedged the forecasted dollar income for 2005, a very strong decrease of the dollar is brought within controllable boundaries. Therefore we also expect a net profit growth of at least 15% for 2005.

Developments in 2004
Marketing

Turnover and sales volume

Despite the 18% increase in sales volume, turnover in 2004 fell by 4% compared with the previous financial year. The drop in turnover is almost entirely due to the fall in the exchange rate of the US dollar against the euro. In 2004, with a volume growth of 30%, we generated 61% of our turnover in the United States. This makes us relatively dollar-dependent. We have been trying for quite some time to achieve as much 'natural' hedging of the exchange rate impact of the dollar, for instance by achieving a greater balance of the costs and income in certain currencies and by matching production volumes and sales volumes in certain geographical areas. In this context, we have further expanded our activities in our US plant. By the end of 2004, we were producing roughly 50% of total end-production of our foam dispensers in our US plant. Although the costs in dollars increased in 2004, due to the strengthening of the euro, the euro/dollar ratio did not change significantly compared to 2003. In 2005, we expect to again increase our dollar-related costs.

The 18% volume growth was due to a number of reasons:

- The existing product categories, such as hand soap, skin care and sun care developed positively in 2004
- In new categories we saw a strong increase in the number of launches of consumer products based on our dispensers. Examples of such products are female personal hygiene products and male skin care products.
- We again added to our client list, which grew to 560 clients in 2004 from 525 clients in 2003.
- Due to the positive consumer response to the products launched based on our dispensers, there has been a sharp increase in the enthusiasm of our clients to increase the number of consumer products. This is also apparent from the rise of more than 10% in the number of products acquired per client in 2004 compared to 2003.
- Our 'WaterGuard' line of foam dispensers, developed for use with wet hands and/or in moist environments, such as bathrooms, was very well received. We are seeing the launch of more and more different products on the basis of this new line of dispensers.




Region
Africa
Middle East
M/S-America
Asia
Eastern Europe
Japan
Australia
Western Europe
North America
3-Dimensional growth Airspray
Existing markets
New markets
Unexplored markets
Hair Care
Skin Care
Sun Care
Baby Care
Bath & Shower
Household
Pet Care
Food
Automotive
Pharma
Category
Foamer line existing
Dry Spray
Symbio
WaterGuard
Dual Foamer
Symplicity
NewSymbio
Foam new
New technologies
Dispenser Technology

Turnover spread

We place a great deal of importance to an effective distribution of our turnover. In this context, we have an active policy to prevent excessive dependence on a small group of clients. Our turnover is currently widely distributed in geographical terms. Also the number of our clients and the number of market sectors in which we are active is distributed well. This does not mean, however, that we do not continuously work on a further optimalization of the distribution of our turnover.

- Share of major clients

  After showing a falling line for a number of years, our top five clients' share in our total turnover rose to 26% in 2004. In 2003, our top five clients accounted for 21% of our total turnover. We are not concerned about this increase. Our biggest clients are multinationals, which sell a wide range of products under various brands, based on our dispensers. In addition, these products are marketed on various continents. This means that the turnover we realise from these clients is in fact also based on a wide spread of brands, applications and geographical markets.

- Increase in client numbers

  As in the previous seven years, in 2004 we were again able to realise an increase in the number of our clients. The number of active clients increased to 560 in 2004, from 525 in 2003. Not only do we have a large number of clients, those clients also have an excellent reputation. Our client list includes virtually every leading manufacturer in the field of consumer products for personal care and cosmetics. As we have stated previously, our client list is one of our greatest assets.



  It was not just the number of clients that increased, as their activities also increased in 2004. We attach a great deal of importance to this rise. We have for a number of years now noted that our dispensers, including the new dispenser concepts we add to our range each year, have embedded themselves deeper and deeper in the range of consumer products our clients launch on the market. The number of different products and the average volume taken per client has been increasing for years and rose again considerably in 2004. This is a clear sign of trust on the part of our clients and confirmation of the growth potential for the coming years.

- Geographical spread

  Our marketing strategy is aimed, among other things, at the optimal geographical spread of our turnover. Last year saw little change in the division of our turnover across the various continents. Traditionally, we have always booked the largest portion of our turnover in the United States. For many years now we have found that innovative products develop more quickly in that part of the world. Our marketing and sales organisation covers all industrialised nations. Our client list includes the largest multinationals, such as Procter & Gamble, Johnson & Johnson, Unilever, Beiersdorf, L'Oreal and many more. In addition, we also serve local, medium-sized and very specialised producers.

In %	2000	2001	2002	2003	**2004**
America	70	67	63	60	61
Europe	24	25	32	34	34
Rest of the world	6	8	5	6	5
	100	100	100	100	100


Geographical distribution of turnover
In millions of €
America
Europe
Rest of the world
25
20
15
10
5
0
2000
2001
2002
2003
2004

- Market segments

The efforts we made in recent years to further increase the number of market segments were again successful in 2004. We consider personal care and cosmetic products in general, and specifically the applications for the care and cleaning of hair and skin, as our core markets. These include hand soap, sun protection products and self-tanning products. The division of our turnover across the various market segments did change somewhat in 2004. Skin care still accounts for the largest part of our turnover. Hand soap is increasingly important and more and more variants are being added. In addition to the more traditional versions, an increasing and specific number of products aimed at children bathroom applications have been launched. The latter is a result of our new WaterGuard dispensers, which we developed especially for use with wet hands and/or in 'wet' environments. The turnover share of food has from this year been included in 'other'. We do not consider food a core market and it no longer has a significant position in our turnover.



In %	2000	2001	2002	2003	**2004**
Hair care	30	23	22	21	20
Skin care	44	52	42	34	36
Hand soap	4	12	27	27	30
Sun care				9	9
Other	22	13	9	9	5
Total	100	100	100	100	100


Distribution of turnover by market segment
In millions of €
Hair care
Skin care
Hand soap
Sun care
Other
15
12
9
6
3
0
2000
2001
2002
2003
2004

North America

Because we invoice in dollars in North America, the problem of the falling dollar did not play any role in our sales activities in that market. Obviously there is a visible currency impact when we translate the turnover and margin we booked on the American market into euros. In terms of volume, our activities in North America developed prosperously; we realised a volume growth of around 30% in the financial year under review. This growth was due in part to an increase in our activities for a number of major multinationals in North America.

A number of new consumer products launched on the North American market in 2004 played an important role in the volume growth we realised. We expect a number of these products to be launched in other geographical markets too. Striking launches were those by Procter & Gamble and Schering Plough launching a two-chamber foam dispenser for a two-component self-tanning formula. The strong acceptance of our WaterGuard foam dispensers is a sign that these recently developed dispensers will continue to grow strongly in the near future.

Some of the most striking product launches for the consumer market were:

Client	**Brand**	**Application**
Boom! [1]	Disney	Children's hand soap
Colgate	Soft Soap Fabulous foam	Hand soap
Ecolab	Pillsbury Dough Boy	Hand soap
J&J	Clean & Clear	Make-up remover
P&G [2]	Pantene	Leave-in conditioner
P&G	Noxzema	Facial cleanser
Unilever [3]	Pond's Dramatic Results	Facial cleanser
Dial [4]	Tone	Hand soap
Alberto Culver	Just for me	Shampoo
Dep-Schwarzkopf	Volume Sheer gel	Styling mousse
Sebastian [5]	Body Double	Salon styling mousse





1

2


PANTENE
lightweight conditioning foam

3


PONDS

4


Tone
Foaming
Hand Wash

5


BODY

Europe

The market conditions in Europe were not easy in 2004. The number of large-scale launches of new consumer products was again disappointing. In a period in which marketing budgets are far from generous, the number of new launches is always lower.

And yet 2004 did see the launch of a number of interesting products. One striking trend is the rise of female 'personal hygiene', introduced by both Glaxo and Reckitt Benckiser. Another new application for foaming consumer products is sun protection. Although we already had numerous active clients in the self-tanning market segment ('sunless tanning'), it proved technically difficult to develop working formulas for a sun protection formula with a higher protection factor. However, it has now been successfully developed and has been launched on the market by two separate companies. This gives us reason to be very optimistic on the future potential in this large and attractive market segment.

At 34%, Europe's share in our total turnover remained the same as in 2003. The most striking launches in 2004 were:

Client	**Brand**	**Application**
Glaxo [1]	Lactacyd	Personal hygiene
Biotherm [2]	Biotherm Homme	Facial cleanser for men
Sara Lee	Fissan (= Zwitsal)	Baby soap
Lilleborg [3]	Vaseline	Facial cleanser
Germaine de Capuccini	Perfect Forms	Breast firming
Reckitt Benckiser [4]	Intima	Personal hygiene
Spirig	Daylong Visage	2 component SPF 25
Boots [5]	Clearasil	Anti-acne soap
Boots	Clearasil for Men	Facial cleanser
Carter	Fem Fresh	Personal hygiene
Grangers	Ecco	Foot cleanser
Bio Labs	Hair Free	Depilating foam
Malibu	Malibu	Sun cream




1
LACTACYD
intimo
Mousse
2
BIOTHERM HOMME
3
Vaseline
Mild
Facial Cleanser
Mousse
4
INTIMA
Mousse Douce
Toilette Intime
5
clearasil

Rest of the world

Asia and Australia accounted for 5% of total turnover, which was slightly lower than the 6% we booked in 2003. The market conditions in the Asian market were extremely difficult.
Many Asian countries have a relatively limited group of consumers with spending power, who are open to cosmetic products and can afford to buy them. What is more, most Asian economies are dollar-oriented and due to the fall of the dollar our euro prices have risen considerably for clients in this region. The sales volume suffered from that. And yet we were able to maintain and even expand our client list in the region. We serve our most important Asian clients and support our trading agents, who serve locally active companies, from our Asian bases in Japan and Thailand. Despite the above-mentioned problems, we are convinced that the Asian market will provide us with growth potential in the coming years.

The most important launches in the Asian market were:

Client	Brand	Application
Avon [1]	Simply Delicate	Personal hygiene
Matsumoto Kiyoshi	Just Eye	Medical hand soap
Kolmar [2]	Essobien	Facial cleanser
Sison [3]	Morabito	Facial cleanser
Sison	Morabito for Men	Facial cleanser for men



1

AVON

2

MOUSSE
DEMAQUILLANTE
MORABITO

3

Essobien

Financial

For the first time since Airspray's initial public offering in 1998, we have to report a decline in turnover and profit. In recent years we reported financial progress due to a large extent to our major commercial interests in the American market. The equally large impact of the US dollar exchange rate did us no favours in 2004. The substantial drop in the rate of the dollar had a strong negative impact on both turnover and profit.

Although in previous years we hedged the largest part of our dollar income, we decided not to do this in 2004, as the costs of doing so were too high. In the course of 2003 and 2004, management together with the Supervisory Board repeatedly weighted the option of whether or not to hedge the dollar using hedging instruments. In hindsight, we have to conclude that it was the wrong decision.

The total volume growth in units was 18%, compared with volume growth of 10% in 2003.
The gross margin was substantially impacted by the above-mentioned dollar effects.
Profit before tax fell by 32% to € 6.5 million. Operational and sales costs remained roughly the same. Net profit fell by 32% to € 4.2 million. The average turnover in euros per client fell, solely due to the dollar/euro relation. There was a clear rise measured in local currencies and in units.

In addition to the dollar-related issues, we had to charge one-off costs in 2004, which had a negative impact on our results. These one-off consultancy costs were incurred for strategic initiatives.

If we look ahead to 2005 and the years beyond, the outlook is positive. If we look solely at the volume growth in 2004, which was realised in local currencies while maintaining margins, we are in a healthy position to book further growth in 2005. Airspray has a good basis and there is a clear prospect for further profit growth. Our order book for 2005 and the visible presence of new projects is reason enough for us to forecast estimated volume growth of 15%. In addition, the company is in a stronger commercial position than ever. Because we have hedged against a further fall in the US dollar, a very strong decrease of the dollar is brought within controllable boundaries.



Shareholders' equity

Our balance sheet ratios remain strong. With the exception of the mortgage on our business premises in Alkmaar, Airspray is totally free of long-term debts and we do not need to make use of external credit lines. Group equity remained around the same level at € 27.5 million (2003: € 27.6 million), which puts solvency at 77%.


Shareholders' equity
In millions of €
30
25
20
15
10
5
0
1998
1999
2000
2001
2002
2003
2004

As we have already said, our strategy remains focused on organic growth. The company's strong financial position means that we are able to finance considerable organic growth completely from our own resources. In 2004, we invested nearly € 3.5 million in the expansion of production capacity.

Despite this high level of investment, we are able to pay out a cash dividend of € 0.63 per share, the same as in 2003. However, the payout ratio of 79% is higher than last year, when we paid out 53% of the profit.

Based on the share price on 31 December 2004 (€ 18.85), the dividend yield stands at 3.3%. Taking into account the above-mentioned outlook, Airspray remains for shareholders a growth fund which also offers a higher than average dividend yield.

In view of the high investment levels and the height of the proposed dividend, the Board of Management will be restrained with respect to a possible share buy-back, for which permission has been granted by the General Meeting of Shareholders.

Like all other listed companies in Europe, with effect from 2005 Airspray will report according to IFRS accounting standards. In anticipation of this, Airspray decided in 2001 to capitalise and write off the development costs of its new products. In addition carry forward losses in the United States were capitalized.
An other affect on our results, which has yet to become visible in 2005, is that the estimated costs for the granting of options will have to be stated in the profit and loss account. This will have a limited impact on our results.
We will also devote attention to the obligations under IAS 32 and 39 (financial instruments), which are relevant to Airspray.

Risks and risk control

General



Airspray's risk management is part of the company's operations and is therefore a constant area of attention. The board is of the opinion that the internal risk management and control systems have worked adequate and effective. Various matters concerning this subject have been discussed with the Supervisory Board.

A number of specific risks for Airspray is outlined below.

Market

Airspray is a supplier to producers of consumer products, mainly in the personal care segment. There is only a limited dependence on the general economic climate, because the demand for personal care products remains more or less stable when the economic climate varies. A known risk is the fact that Airspray has a high market share in the segment foam dispensers.
By gaining a good spread in geography, in different applications and in the large product range of foam dispensers, Airspray attempts to mitigate this risk. Airspray is also continuously looking for expansion of the product range with dispensers based on another technology, like for instance the lotion dispenser 'Symplicity'. The company faces risks associated with entering the market for lotion dispensers, as this is a new market for Airspray.

Intellectual property

Airspray highly values the protection of its patents. Risks associated with these patents are the finite life of patents (life of 20 years) and possible law suits (with accompanying legal costs) that may arise from these patents. Airspray might feel another party is infringing its patents. Or another party might feel that Airspray is infringing their patents.

Competition

Due to Airspray's success in the foam segment of the dispenser market in the last years, a number of competitors is drawn to the same market. They will have to take into account the obstacles, such as the patents, the broad product range and the excellent quality reputation, that Airspray has.

Currency

As is put forward several times in this annual report, the currency risk Airspray faces with regard to the American dollar is considerable. On the one hand, the modified currency policy, in which the expected dollar income is hedged by a twelve months rolling currency option, will lower this risk. On the other hand, Airspray tries to limit the dependence on the US dollar by buying more parts in dollars and by assembling more products in the United States.

Raw material

Airspray faces a risk with regard to the availability and price development of raw materials, especially of plastic components. Because of Airspray's position in the supply chain, the effect is limited both in terms of time and increase in prices. When and where possible, Airspray will pass on possible price increases to its customers, taking into account its competitive position.

Operational risks

On the production side there are a number of vulnerabilities, such as fire, mould- and machine failures. The company attempts to reduce these risks by spreading the moulds and machinery. All injection moulds, owned by Airspray, are housed with 10 different moulders. Assembly takes place both in Florida and Alkmaar. In addition, Airspray has insured its risks with regard to fire (including the consequences of not being able to produce) and product liability.

Production and logistics

An important reason for the success of our company is our business model, which is unique in the dispenser industry. The production activities of our plants in The Netherlands and North America are focused completely on the assembly of various types of dispensers. Although we own all the means of production required to produce the components for the assembly process, the manufacturing of these components is outsourced to various specialised suppliers. We work closely with these partners in the field of design and management of moulds, production technology, quality control, production planning and logistics. This puts us in a position to make optimal use of their very specific know how. Our business model gives us the enormous advantage that we can keep our invested capital relatively low and it gives us a great deal of flexibility.



In 2004, we invested € 3.5 million in production means, almost exclusively spent on the further expansion of our production capacity for both injection moulds and assembly equipment. We have for many years been making our own assembly equipment, which enables us to respond quickly and flexibly to market developments. This also offers financial benefits. In recent years, we have concentrated our efforts on the development of flexible assembly equipment, which we can use to assemble various dispenser types. Not only does it reduce production costs, it also substantially increases the utilisation level of our assembly equipment. This considerably lowers the threshold for new product launches.

The assembly process for our end products can be split into pre- and final assembly. The pre-assembly product is a semi-finished product; final assembly produces 'client-specific' products. The production of the pre-assembly parts is done solely in the Netherlands. Due to the logistic and quality demands we place on these semi-finished products, we prefer to produce these components centrally. In addition to the expansion of our pre-assembly capacity, we also expanded the number of final assembly lines in 2004. In response to the continued fall of the US dollar we decided to boost final assembly capacity in the United States. In 2004, we carried out half of this part of our production process in our US plant. Although the costs in dollars increased in 2004, due to the strengthening of the euro, the euro/dollar ratio did not change significantly compared to 2003.

Our positive expectations for the growth of sales in 2005 will entail an ambitious investment program focused on the further expansion of our production capacity. We have drawn up an investment budget for the development of new injection moulds and assembly equipment of € 3 million. Should, because of the rapid growth, any additional investment be required this year to guarantee the required capacity, the Board of Management will request permission for this from the Supervisory Board.

Organisation

The volume growth we realised in 2004 quite logically led to the expansion of our organisation. The number of employees at year-end 2004 had grown to 121, an increase of six employees compared with the previous year. The number of dispensers produced and sold per employee rose to more than one million dispensers (2003: 904,000).

Our organisation is homogenous; our employees have a high average level of education, know-how and experience. Our employees' level of involvement and effort is also high, which has enabled us to realise substantial growth since 1998. We are grateful to our employees for their contribution to the growth in 2004.

Total personnel costs amounted to € 5.5 million in 2004. Staff turnover was again extremely low. Roughly 10% of our total workforce is part-time, mainly in the Dutch section of our company. We try to offer our employees a challenging, stimulating working environment, in which they are given the opportunity for personal development.

There were no changes in the management of the company in 2004. The Board of Management comprises of Robert Brands and Jan van der Schaaff. They, together with Edgar van der Heijden form the management team, which heads the company. This team has spent a combined 35 years of their working life in the service of the company.



All Dutch employees, 25 years-of-age and older, participate in a pension scheme. This scheme is based on a so-called 'defined contribution'. The scheme is administered by a major Dutch insurer, which also guarantees a minimum return. As a result of this contract, no supplementary deposits are required.

Research & Development

Since the foundation of our company more than 20 years ago, we have focused entirely on innovative dispensers. Our Research & Development activities are therefore the basis for our long-term growth. In 2004, we applied for patents for various new dispenser technologies. And once again patents were granted for various new dispenser concepts. Patents play a crucial role in the markets in which we operate.

In 2004, we launched two new dispenser concepts with our clients. The development of a new dispenser concept and the launch of a new product for mass production is a complicated, wide-ranging process that requires a long period of preparation. One of the two new products was the Dual Foamer, a foam dispenser for formulas with two components. This can involve, for example, the use of ingredients, which cannot be stored in a single dispenser because of their reaction to each other, while this reaction has to be postponed until the moment of application.
We delivered the first order of the Dual Foamer in 2004. The client, Schering Plough, used the new dispenser for a self-tanning lotion based on a new formula technology.

The second new product we introduced in 2004 was our new lotion dispenser 'Symplicity'. This dispenser is based on a number of patents for which we closed an exclusive and worldwide licensing agreement in 2003. The main advantage of the new technology is that the dispenser is composed of very few parts, which makes it possible to produce at a relatively low cost price. This is very important because the market for lotion dispensers is fiercely competitive. The licensing agreement gives us exclusive and worldwide access to the patents, which have been applied for internationally and have already been granted in a number of countries. Our R&D department turned it into a marketable product. Patents cover the technical principle of a product, but putting that principle into practice and taking the result into mass production is always a very complicated matter. We are pleased that we have achieved our objective with this new dispenser: delivery of the first commercial order in 2004. This product will be presented to the consumer in the first few months of 2005. We cannot therefore as of yet make any announcements about the client or the nature of the product. 'Symplicity' is our fourth dispenser category. Based on the patents, we have now launched a first application, and many more variations are possible on the basis of those same patents. We expect to develop more variations in the near future.

We will remain very active in the further development of new dispensers. Our inspiration often comes from the contacts with our clients. But there are also other sources of inspiration. For instance, we continue to look for opportunities to obtain new product concepts and technologies through cooperation agreements, partnerships and acquisitions. For 2005, we expect to launch at least two new dispenser concepts. And we will also develop a client-specific version of our dispenser. Our focus continues to be on innovation.

Strategy and objectives

Our strategy remains focused on the realisation of further organic growth while maintaining our margins. In the long term, our main objective is the further expansion of our main assets. To this end, we have formulated a number of objectives, which will support this strategy:



- Further expansion of our group of active clients
  Our extensive, international portfolio of clients gives us a strong market position. Not only do we receive a lot of useful feedback from our clients, it also gives us the opportunity to bring new dispenser concepts to the attention of the most prominent companies in the personal care and cosmetics industry in a short space of time.
- Further intensification of the contacts with our clients
  In 2004, it became clear that the positive results achieved with our dispensers at consumer level result in our clients launching a greater number of consumer products onto the market. The average turnover per client increased substantially in 2004. We will try to develop this trend and capitalise on the associated growth potential.
- Making new technologies available
  In 2004, we once again applied for patents for various new technologies. We now own a large number of patented technologies, which form the basis for our dispensers. Our own R&D activities will be continued intensively, but we will also actively continue to attract new technologies from third parties, on the basis of licences for instance.

Although we operate as supplier of industrial goods, we are close to the consumer in the industrial column. We therefore see our company as a marketing company for innovative dispenser concepts, responding to the wishes and demands of the consumer. Dispenser concepts play an important role in the marketing of cosmetics and personal care products for consumers. Our extensive range of innovative dispensers has been created partly on the basis of information from the consumer market, which we have obtained from a variety of sources. Our cooperation with our clients plays a key role in this. As we have already noted, we in fact consider our clients as partners. These partners allow us to establish and implement our market strategy on the basis of relevant market information. This plays a role in establishing our R&D strategy and our search for strategic alliances or other forms of cooperation with potential industrial partners.


Number of clients
600
500
400
300
200
100
0
1998
1999
2000
2001
2002
2003
2004

Dividend



Together with the Supervisory Board, we have asked the 'Stichting Prioriteit Airspray' to give the company permission to pay a dividend for the year 2004 of € 0.63 per share. The 'Stichting Prioriteit Airspray' had approved this proposal. This means that the dividend payment for 2004 will be unchanged from that for 2003. The payout ratio is 79%, up from 53% in 2003.
This relatively high payout ratio is made possible by our strong financial position. In addition, we can also continue to finance the investments in the expansion of our production capacity that we are planning for 2005 from our own resources.

Outlook

Airspray is confident to sustain its double-digit volume growth for the coming years and is positive regarding its growth potential for 2005 and beyond. The company is in a favourable position. We have a strong client base in terms of both quantity and quality. Our clients are enthusiastic about the potential of our products and the launches of new consumer products planned by these clients are promising. We were therefore able, in early 2005, to announce in a press release that, based on our well-filled order book and the projects planned by our clients, we expect a volume growth of at least 15% for 2005. We expect the growth, in absolute figures, to be more or less the same in Europe and the United States. In terms of the forecast US dollar income in 2005, we have hedged against a further drop in the US dollar below €/$ 1.34 and therefore expect a comparable growth of the net result of at least 15% in 2005.

Alkmaar, March 31, 2005

Executive Board,
R.F.Q. Brands
J. van der Schaaff



Corporate Governance

Principles and 'best practice' provisions

Already for some time now, Airspray places great importance to good corporate governance, in which transparency and shareholders' say play a key role. The Supervisory Board and the Board of Management support in principle the basic presumptions of the Commission Tabaksblat as laid down in the Dutch corporate governance code (the 'code'). However, as a small cap company Airspray is not able to comply with all best practice provisions of the code.
In this chapter we will indicate, with reason, from which best practise provisions of the code, we, completely or partially, deviate. Hereby the numbering as mentioned in the code will be used.

Board of Management

The Board of Management is responsible for the management of Airspray and its activities. The Board of Management reports on the company's strategy and objectives in the report of the Board of Management on page 23. The Board of Management is responsible for compliance with all relevant laws and regulations, controlling the risks relating to the company activities and for the financing of the company.

The remuneration package can be qualified as balanced and in line with market standards, while individual elements are in line with the principles of the code, inasmuch as these are within the possibilities of the current contractual obligations. More information on the Remuneration Policy can be found in the report of the Supervisory Board.

Regarding provision II.1.1. Airspray respects the contract terms of the members of the present Board of Management (in line with what the Tabaksblat Commission indicates in the preamble of the code). These contracts have a different term than four years. For new board members, the period of appointment will have a maximum of four years. You will find more information on the remuneration of directors and Supervisory Board members in the notes to the Financial Statements on page 53.



Regarding provision II.1.6. Airspray ensures, by means of a whistleblower arrangement, that employees have the possibility of reporting alleged irregularities, without jeopardising their legal position.

Regarding provision II.2.6. Airspray will not comply with the recommendation to draw up regulations concerning ownership of and transactions in securities, other than securities issued by their 'own' company. We take the position that this is the responsibility of every board member itself and that Airspray does not take part in this.

At this moment there are no conflicting interests within Airspray between the company and its directors. Should this be the case at any point in the future, Airspray will comply with the best practice provisions on this issue.

Supervisory Board

The Supervisory Board is responsible for the supervision of the policy and management of the Board of Management. The Supervisory Board also acts as an advisory body for the Board of Management. The members of the Supervisory Board are appointed by the General Meeting of Shareholders on the recommendation of the Stichting Prioriteit Airspray. Also with future appointments, the composition of the Supervisory Board will be studied carefully on the basis of the desired profile. The operating methods and the profile of the Supervisory Board are laid down in a set of regulations.
Airspray's Supervisory Board comprises three members. In view of the limited size of the Supervisory Board, the tasks which could be charged to a separate audit committee, remuneration committee and/or selection and appointment committee are the responsibility of the board as a whole. All three members can be characterised as independent on the basis of the prevailing provisions of the code. This means that Airspray complies with this requirement. The term of office of the Supervisory Board and the maximum number of Supervisory Board positions of each member are already in line with the best practice provisions.

Regarding provision III.4.1.f. it is not deemed useful, given the Supervisory Boards limited size, to appoint a vice-chairman.
Regarding provision III.4.3. the appointment of a company secretary is not deemed useful given Airspray's size.

Regarding provision III.7.3. Airspray will not comply with the recommendation to draw up regulations concerning ownership of and transactions in securities, other than securities issued by their 'own' company. We take the position that this is the responsibility of every Supervisory Board member itself and that Airspray does not take part in this.

At this moment there are no conflicting interests within Airspray between the company and its Supervisory Board. Should this be the case at any point in the future, Airspray will comply with the best practice directives on this issue.

Shareholders

Airspray makes a concerted effort to clear and transparent communications with its shareholders. A General Meeting of Shareholders is held at least once a year, during which, in principle, decisions are taken on the basis of one share - one vote.

The 'Stichting Prioriteit Airspray' holds the only priority share, as a result of which the 'Stichting' has been given some special powers. Certain decisions require the approval of the 'Stichting' prior to discussion in the General Meeting of Shareholders. The special powers of the 'Stichting' are outlined further in this chapter.

Airspray will not execute provision IV.1.1. The priority's right to propose a binding nomination for the appointment of members of the Board of Management and the Supervisory Board (which only can be overwritten with a clear majority of votes) is one of the very few instruments, which Airspray can use to protect itself against an unbalanced decision making during the General meeting of Shareholders. Because of this Airspray will for the time being wait for further developments.



Regarding provision IV.1.7. Airspray intends to determine a registration date for the exercise of the voting rights and the rights relating to meetings. To this effect the 'Stichting Prioriteit Airspray' will propose to the shareholders to approve the necessary amendments to the articles of association, on the General Meeting of Shareholders in May 2005.

Regarding provision IV.3.1. Airspray does not intend to webcast all meetings with the media, investors and analysts, for cost reasons. However, a summary of the presentations given by Airspray to these groups will be made accessible via the website, at the moment these presentations are given.

Regarding provision IV.3.9. Airspray has a 'Stichting Prioriteit' with under mentioned power. The 'Stichting Prioriteit Airspray' is the holder of the only priority share of Airspray N.V. The management committee of the 'Stichting Prioriteit Airspray' comprises those members of the Board of Management and Supervisory Board appointed by the General Meeting of Shareholders after recommendation from the 'Stichting Prioriteit', and those Airspray shareholders who hold 7.5% of the shares in the paid up capital of Airspray for an uninterrupted period of at least one year (hereinafter referred to as Majority shareholders).

By virtue of the articles of association of the 'Stichting Prioriteit Airspray', the joint committee members who are also members of the Board of Management always have the same number of votes during committee meetings as the joint committee members who are also members of the Supervisory Board and as the committee members who are also Majority shareholders.

Within the group of Board of Management committee members, each Board of Management committee member has an equal number of votes and within the Supervisory Board committee members, each Supervisory Board committee member has an equal number of votes. Within the group of Majority Shareholders committee members, each Majority Shareholder committee member has a number of votes that is proportionate to the number of Airspray shares held by that member at the time a decision is taken. All decisions within the management committee of the 'Stichting Prioriteit Airspray' requires the support of a majority of at least 55% of the votes cast.

The objective of the 'Stichting Prioriteit Airspray' is to safeguard the interests of the company, its affiliated companies and all parties concerned, such to include protecting the company as much as possible from influences which may threaten the continuity, independence and the identity contrary to those interests.

The competencies of the 'Stichting Prioriteit Airspray' include:
- Nominations for the appointment, suspension and dismissal of members of the Board of Management to the General Meeting of Shareholders
- Nominations for the appointment, suspension and dismissal of members of the Supervisory Board to the General Meeting of Shareholders
- Determining the number of members of the Supervisory Board and Board of Management
- Determining annually which share of the profit will be added to the reserves. The remaining share of the profit will be paid out in dividend
- Proposals for the amendment of the articles of association of Airspray N.V.
- Decisions regarding changes to the remuneration of members of the Supervisory Board.



Audit of the financial report and the external auditor

The way in which financial reports are drawn up and how this is supervised is laid down in internal procedures. These procedures define the responsibilities and operating methods of the parties involved, including the Board of Management, the Supervisory Board and the external auditor.

The external auditor is appointed and dismissed by the General Meeting of Shareholders. The Supervisory Board ensures that the auditor's functioning is assessed on a regular basis. Airspray supports the principle as regards the relationship and communication of the external auditor with the company's bodies.

Regarding provision V.3. because of Airspray's limited size the company does not have a full internal audit function.

Website

Airspray is busy changing the website according to the requirements of Corporate Governance.


Airspray®

Financial Statements 2004

Airspray N.V.



CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER

x € 1,000 before profit appropriation

ASSETS			*2004*			*2003* [1]
Fixed assets						
Intangible fixed assets		**2,192**			1,610	
Tangible fixed assets		**17,269**			15,452	
Financial fixed assets:						
- Deferred tax asset	**194**			249		
- Other receivables	**1,629**			2,322		
		1,823			2,571	
Total fixed assets			**21,284**			19,633
Current Assets						
Inventories		**4,052**			3,210	
Receivables						
Trade receivables	**7,353**			6,340		
Taxes and social security contributions	**605**			114		
Other receivables and prepayments	**952**			1,022		
		8,910			7,476	
Cash at bank and in hand		**1,449**			3,517	
Total current assets			**14,411**			14,203
Total assets			**35,695**			33,836

LIABILITIES				
Group equity		**27,514**		27,553
Provisions				
Deferred tax liabilities		**557**		403
Long-term debt				
Debt to credit institutions		**2,308**		2,366
Current liabilities				
Trade payables	**3,488**		2,185	
Taxes and social security contributions	**369**		548	
Accrued expense and other payables	**1,459**		781	
		5,316		3,514
Total liabilities		**35,695**		33,836

[1] Adjusted for comparison purposes

CONSOLIDATED PROFIT AND LOSS ACCOUNT

x € 1,000

		2004		*2003*
Net turnover		**34,467**		36,027
Cost of sales		**(21,760)**		(20,058)
Gross margin		**12,707**		15,969
Selling expense	**(637)**		(689)	
General and administrative expenses	**(5,312)**		(5,636)	
Total expense		**(5,949)**		(6,325)
Net operating profit		**6,758**		9,644
Interest expenses and similar costs		**(348)**		(207)
Interest income and similar income		**47**		53
Profit before tax		**6,457**		9,490
Tax		**(2,238)**		(3,281)
Net profit		**4,219**		6,209

CONSOLIDATED CASH FLOW STATEMENT

x € 1,000

		2004		2003 [1]
Cash flow from operating activities				
Net operating profit		**6,758**		9,644
Depreciations		**1,620**		1,888
		8,378		11,532
Movements in working capital:				
Trade debtors	**(1,013)**		(456)	
Inventories	**(842)**		(388)	
Trade creditors	**1,303**		323	
Other receivables and liabilities	**76**		79	
		(476)		(442)
Cash flow from operating activities		**7,902**		11,090
Interest expenses and similar costs	**(348)**		(207)	
Interest income and similar income	**47**		53	
Taxes paid	**(2,238)**		(3,281)	
Profit from disposal of fixed assets	**-**		12	
		(2,539)		(3,423)
Cash flow from operating activities		**5,363**		7,667
Cash flow from investing activities				
Investments in intangible fixed assets	**(713)**		(659)	
Investments in tangible fixed assets	**(3,472)**		(2,909)	
Disposals of tangible fixed assets	**3**		5	
Movements in financial fixed assets	**748**		(158)	
Cash flow from investing activities		**(3,434)**		(3,721)
Cash flow from financing activities				
Increase in group equity through share issue	**-**		90	
Dividend paid	**(3,331)**		(2,640)	
Redemption of long-term liabilities	**(58)**		(78)	
Changes in provisions	**154**		265	
Cash flow from financing activities		**(3,235)**		(2,363)
Net cash flow		**(1,306)**		1,583
Exchange rate and translation differences		**(762)**		(913)
Movements in cash at bank and in hand		**(2,068)**		670

[1] Adjusted for comparison purposes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

General

The activities of Airspray N.V. and its subsidiaries comprise the development and manufacture of technologically advanced dispenser mechanisms, which operate without propellants.
The company's registered office is in Alkmaar, The Netherlands.

In compiling the companies' profit and loss account, the provisions of section 402, Book 2 of The Netherlands Civil Code have been applied.

Consolidation principles

Companies that, in view of their operating activities, constitute a sustainable unity and in which the company can exercise a policy-making influence in the general meeting of shareholders are included in the consolidation. The names of the companies in which Airspray N.V. participates directly or indirectly are given in the Airspray N.V. profile. Results on transactions between consolidated companies are eliminated. For the Financial Statements of the group companies for which Airspray N.V. has declared itself severally liable, evidenced by a statement filed with the Commercial Register, the company has availed itself of the indemnification according to section 403, section 1f, part 9, Book 2 of The Netherlands Civil Code.

Changes in accounting principles

In 2004, Airspray has implemented a change in accounting principles in accordance with the amended guidelines for annual reports with respect to subsidies received for product development. Up to and including 2003, these subsidies were represented in the profit and loss account for the year in which a dispensation was received from the subsidy giver. From 2004 onwards the project-linked subsidies are deducted from the capitalised expenses. This change has not been made in the comparative figures and had a negative impact of € 152,000 on 2004 profit.

In the 2004 financial statements, in accordance with the guidelines for annual reports, Airspray introduced a number of presentation changes with respect to the deferred tax assets and liabilities, the inventories, the combination of accrued expense and payables, and the other receivables and prepayments.
The comparative figures for 2003 were adjusted accordingly.

Estimation changes

In 2004, the estimated economic life of capitalised development costs was changed from three to five years. Furthermore, more refined estimates were made of the expected life of the machines and moulds. This had a positive impact of € 365,000 on 2004 profit.

Foreign currencies

Amounts in foreign currencies are converted into euros on the balance sheet, at the exchange rates prevailing on the balance sheet date. Expenses and income in foreign currencies are converted at the average exchange rate for the financial year. Exchange rate differences resulting from conversion of the balance sheet and the profit and loss account of the American subsidiary are represented in the non-distributable translation difference reserve. Gains and losses on exchange differences from currency instruments to hedge sales transactions are represented in the turnover. The exchange rate applicable as at the end of December 2004 is €/$ 1.362 (2003: €/$ 1.258). The applicable average exchange rate in 2004 was €/$1.243 (2003: €/$ 1.13).

Financial instruments

Airspray uses financial instruments such as trade receivables, trade payables and long term financing, as part of the normal course of business. By using these financial instruments Airspray is confronted with, interest, credit and liquidity risks e.a. Furthermore Airspray exposes a currency risk as a consequence of the sales activities in USD of the American subsidiary. To manage the currency and credit risk the company has drawn up a currency and credit policy.

Principles of valuation

Unless stated otherwise, assets and liabilities are stated at historical cost price.

Intangible fixed assets

The patents and licenses included in intangible fixed assets are valued at acquisition price, less accumulated amortisation. Capitalised development costs are valued at the amounts spent up to the balance sheet date, received subsidies and amortisation taken into account. If necessary, assets are written down to the lower realizable indirect value.
Depreciation is applied on a straight-line basis, allowing for the life of patents and licenses that are included under these assets (varying from 9 to 20 years). The capitalised development costs are written down on a straight-line basis in 5 years, starting when the developed product is being produced. The depreciation costs are charged to the profit under the general and administrative expense.

Tangible fixed assets

Tangible fixed assets are valued at acquisition price or manufacturing costs, less straight line depreciation applied to that value, based on the expected economic life of the asset. The value of land is not depreciated. If necessary, the assets will be written down to the lower realisable value.
Manufacturing costs include all costs and additional costs which are directly attributable to these assets.
The depreciation rates applied are: Business premises and land 3%, Machinery and equipment 5-10%, Other fixed operating assets 8-33%.
The depreciation costs for 'machinery and equipment' and moulds are charged to the profit, under cost of sales. The depreciation costs for operating premises and site are being charged to the general and administrative expense.

Financial fixed assets

The loans issued are stated at nominal value. Allowing for the applicable facilities, the deferred tax assets are stated at nominal value.

Inventories

Inventories of raw materials and consumables are valued at the most recently known purchase price or lower realisable indirect value. Inventories of finished goods and semi-finished products are stated at manufacturing cost or lower realisable direct market value.
The manufacturing costs include material costs, depreciation of the direct production equipment and other direct production costs. The risk of obsolescence is taken into consideration, determining the value of the inventories.

Receivables

Trade receivables are stated at nominal value, less a provision for bad debts.

Provisions

Provisions are formed for existing obligations and losses on the balance sheet date, for which the amount is uncertain but which can be reasonably estimated.

The use of estimates

When drawing up the financial statements, it is necessary for the management of the company to make estimates and make certain assumptions which could affect the valuation of assets, liabilities and the results of the profit and loss account. The actual results can deviate from these estimates and assumptions.

Principles for the determination of result

Revenues are stated at the moment of the sale and delivery of goods and services; costs are attributed to the period to which they pertain on the basis of original context.

Net turnover is the total value of goods delivered and invoiced to third parties, less value added tax, and which also include the exchange rate differences with the original transactions.

Cost of sales includes the costs directly related to manufacture and delivery of goods.

Selling, general and administrative expense relate to costs of a general nature which are not directly attributable to the cost of sales.

Taxes

The basis for the determination of the tax in the profit and loss account is profit before tax. Deferred tax assets and liabilities are stated for the expected tax consequences of temporary differences between the value of the assets and liabilities determined according to fiscal guidelines, on the one hand, and the business economic principles used on the other.
The extent of this deferred tax is calculated using the legally determined tax rates applicable to the period in which these temporary differences are likely to end.
Deferred tax assets, from forward loss compensation, are valued if and insofar as it is likely that they will indeed be realised. Deferred tax is stated at nominal value.

Cash flow statement

The cash flow statement has been drawn up according to the indirect method.

NOTES TO THE CONSOLIDATED BALANCE SHEET

Intangible fixed assets

The changes to the intangible fixed assets were as follows.

	Development costs	*Patents*	*Licences*	***Total 2004***	*Total 2003*
Book value as at 1 January	1,169	354	87	**1,610**	1,115
Investment	543	72	98	**713**	660
Amortisation	(99)	(31)	(1)	**(131)**	(165)
Book value as at 31 December	1,613	395	184	**2,192**	1,610
Acquisition price	1,874	554	185	**2,613**	1,900
Accumulated amortisation	(261)	(159)	(1)	**(421)**	(290)
Book value	1,613	395	184	**2,192**	1,610

A legal reserve has been set aside for the capitalised development costs in accordance with legal requirements. The changes to the legal reserve in the financial year correspond to the investments less the amortisation during the financial year.

Tangible fixed assets

The following is an overview of the changes to the tangible fixed assets.

	Business premises and land	*Machinery and equipment*	*Other fixed operating assets*	*Tangible fixed assets under construction*	***Total 2004***	*Total 2003*
Book value as at 1 January	3,896	10,406	44	1,106	**15,452**	14,527
Investments	4	20	156	3,293	**3,473**	2,909
Disposals	-	-	(3)	-	**(3)**	(17)
Brought forward	-	1,267	1,554	(2,821)	**-**	-
Reclassifications	-	(5,193)	5,193	-	**-**	-
Depreciation	(143)	(353)	(993)	-	**(1,489)**	(1,723)
Exchange differences	(17)	(102)	(45)	-	**(164)**	(244)
Book value as at 31 December	3,740	6,045	5,906	1,578	**17,269**	15,452
Acquisition price	4,296	8,616	11,448	1,578	**25,938**	22,919
Accumulated depreciation	(556)	(2,571)	(5,542)	-	**(8,669)**	(7,467)
Book value	3,740	6,045	5,906	1,578	**17,269**	15,452

A right of mortgage on the business premises and land has been granted for the lender.
As a result of the increase in the diversity of the products the set-up of the machinery has been changed. The machinery comprises a basic machine with added product-related units. As a result of this increased flexibility the estimate of the useful life of the machinery has been revised in 2004. The product-related units will be written down on the basis of the expected life-cycle of the product. With respect to the moulds, the estimate of their life was based on the quality of the moulds. Due to continuous improvements, the quality of various moulds is now basically equal.
The item 'Other fixed operating assets' also includes a book value for moulds of € 5,167,000 (2003: € 4,356,000).

Financial fixed assets

Deferred tax assets

The deferred tax assets pertain to fiscally offsetable losses in the United States. The converted offsetable losses amount to € 569,000 (2003: € 732,000) and can be deducted over a remaining period of five years (2003: six years). The deferred tax is stated at nominal value taking into account a tax rate of 34%. An amount of € 36,000 (2003: € 39,000) is expected to have a life of less than one year.

Other receivables

The changes to the other receivables in the financial year were as follows:

	2004	*2003*
Balance as at 1 January	**2,322**	2,068
Loans issued	**-**	975
Payments made	**(693)**	(721)
Balance as at 31 December	**1,629**	2,322

The other receivables pertain primarily to loans granted to personnel and management (€ 468,000) (2003: € 654,000) for the purchase of shares in Airspray N.V. with a duration of mainly 5 years. The interest rate of the loans is 3.5%. The loans will be paid off with the revenues from the sale of these shares.

Inventories	*2004*	*2003* [1]
Raw materials and consumables	**1,306**	900
Semi-finished products	**1,906**	1,454
Finished products	**840**	856
	4,052	3,210

[1] Adjusted for purposes of comparison

The raw materials and consumables and semi-finished products increased in 2004 as a result of the expansion of the range, as well as the expansion of the production capacity in the United States. In 2004, the company also reclassified the value of goods in transit between the operating companies (2004: € 318,000 / 2003: € 483,000).

Receivables

Trade receivables

The age of outstanding receivables from trade debtors is, in relation to the turnover of the last quarter, 10 weeks (2003: 8 weeks).

Taxes and social security contributions

An asset value of € 505,000 for Dutch tax authorities and a tax liability of € 369,000 for US tax authorities is included in these totals (in 2003 this concerned € 511,000 liability to the Dutch tax authorities and € 37,000 liabilities for the US tax authorities).

Cash at bank and in hand

These funds are freely disposable. Airspray N.V. and its consolidated companies in the Netherlands have agreed a balance compensation scheme with the companies bank.

Group equity		*2004*		*2003*
Overview total profit				
Group equity as at 1 January		**27,553**		25,051[1]
Consolidated net profit after tax	**4,219**		6,209	
Translation difference foreign subsidiary	**(927)**		(1,157)	
Total profit legal entity		**3,292**		5,052
Share issue		**-**		90
Dividend		**(3,331)**		(2,640)
Group equity as at 31 december		**27,514**		27,553

[1] Before dividend paid

Long-term debt

The remaining term of the mortgage loan is 12 years at a fixed interest of 5.4% until the end of 2006. In 2007, the interest will be set at market rates. The remaining debt will then be € 2.1 million. The annual redemption obligation is € 78,000 and is included under short-term liabilities. The business premises serve as collateral for the mortgage loan.

Provisions

	2004	2003
Deferred tax liability		
Balance as at 1 January	**403**	138
Change	**154**	265
Balance as at 31 December	**557**	403

Approximately 43% of the deferred tax (2003: 25%) will lapse within one year and approximately 57% (2003: 75%) will lapse within one to five years, assuming that the capitalisation for development costs remains at the current level.

Financial instruments

Financial instruments can be taken out to mitigate the credit risk, interest rate risk and currency risk that the company runs. The following is an explanation of the above-mentioned risks, as well as the current contracts on the balance sheet date:

Interest contracts

For the protection of the actual value of the mortgage loan, the company has closed an interest rate swap (IRS) at a fixed interest rate to be received of 3.72% and interest rate to be paid of 3-months Euribor. The IRS runs until 1 April 2007. The IRS has a fair value at the end of December 2004 of approximately € 0.1 million.

The calculation of the sensitivity to the interest rate's increase by 1% on 1 January 2005, with an unchanged balance sheet and IRS, has virtually no effect on the interest expenses in 2005.

Currency risk

To manage the currency risk on the export activities, Airspray closed USD currency derivatives contracts to mitigate the exchange risk for the expected future sales transactions until December 2005 in full. The results of these currency derivatives will be included in the turnover on the profit and loss account at the moment the cash flows are realised.

The terms of contract of the derivatives outstanding on balance sheet date are:

- Bought Average Rate Put Option of USD 6 million, of which on 1 March 2005 the difference in the exercise price of €/$ 1.25 and the average price of the USD in the period 1 April 2004 until 1 March 2005 will be settled. The market value of the ARO on 31 December 2004 was approximately € 58,000.
- Bought Average Rate Put Option of USD 8 million, of which on 1 June 2005 the difference in the exercise price of €/$ 1.35 and the average price of the USD in the period 1 January 2005 until 1 June 2005 will be settled. The market value of the ARO on 31 December 2004 was approximately € 122,000.
  A bought Average Rate Put Option results in a positive value in case during the contract the average USD rate weakens in comparison to the exercise price of the ARO.
- Six European Forward Adjusters (EFA) for an amount of € 1 million with exercise dates in January 2005 through June 2005, at a strike price of €/$ 1.35, a trigger of €/$ 1.25 and a fallback rate of €/$ 1.30 each.
  The European Forward Adjuster obliges the holder to sell the underlying securities on the exercise date in case the €/$ difference is less than or equal to €/$ 1.25 at the fallback rate of €/$ 1.30. If on the exercise date the exchange rate is determined at a rate between €/$ 1.35 and €/$ 1.25, the EFA can be sold at the prevailing exchange rate. If on the exercise date the exchange rate is higher than €/$ 1.35, the underlying security can be sold at the strike price. The market value of the European Forward Adjusters was approximately € 103,000 on 31 December 2004.
- A currency Swap for an amount of $ 12 million with an exercise date per January 4, 2005.
- Bought Put Option for an amount of $ 5 million with an expiry date of 1 July 2005 at an exercise rate of €/$ 1.33. The market value of this option was approximately € 166,000 on 31 December 2004.
  An option is the right to buy or sell the underlying security at the exercise price on a date determined in advance.
  The premium charged for the financial instruments by the financial institution is charged to the result pro rata over the term of the instrument.

Credit risk

Airspray has procedures and codes of conduct to limit the credit risk for all its clients. These procedures and a spread across the number of clients limit the risk linked to credit concentrations.
Derivatives contracts are solely closed with at least AA-rated credit institutions.

Liquidity risk

A credit facility of € 2 million has been replaced by a credit facility of € 7,5 million in April 2004. The interest conditions of this credit facility has been granted for an indefinite period. The interest amounts to 1 month Euribor +1%. This facility has not been used.

Off-balance sheet commitments

Share schemes

Airspray has undertaken to buy the Airspray shares purchased by its personnel at the end of the term of the loans taken out to finance the purchase at 90% of the purchase price. Should the share price be below 90% at the end of the term, then this might result in a loss for Airspray. As at 31 December 2004 this possible loss is nil (2003: € 4,000).

Rental obligations

The group's rental obligations amount to € 365,000 (2003: € 647,000) of which € 240,000 (2003: € 253,000) lapses within one year.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT
x € 1,000

Net turnover

The net turnover can be broken down by geographical segment as follows:

	2004	*2003*
USA	**21,093**	21,525
Europe	**11,821**	12,422
Asia	**1,109**	1,595
Other	**444**	485
	34,467	36,027

Distribution of turnover by market segment:	*2004*	2003
Skin care	**12,374**	12,249
Hand soap	**10,520**	9,727
Hair care	**6,834**	7,566
Sun cream/Self tanning	**3,001**	3,243
Food	**659**	1,441
Other	**1,079**	1,801
	34,467	36,027

No further breakdown has been carried out as there are no differences between the separate risk profiles of the company.

Notes to the net turnover data

Of the total net turnover in 2004, 61% (2003: 60%) was realised in North America; this turnover is generated in USD.

The net turnover converted into euros was negatively impacted in 2004 as a result of the drop in the US dollar exchange rate and because of negative results (€ 0.9 million) on non-hedged USD positions. The graph below shows the drop in the US dollar exchange rate since early 2003.

Because foreign currency forward contracts were closed for almost the whole year of 2003 at an average rate of €/$ 1.12, resulting in an internal average exchange rate of $/€ 1.01, the negative impact of the drop in US dollar exchange rate was limited in 2003. In addition, the 2003 results included a one-off gain as a result of the settlement of law suits.

Volume growth was 18% in 2004. If turnover were calculated at the same rate as realised in 2003, turnover growth in euros would have been 15%.


Euro/Dollar
1,5
1,2
0,9
0,6
01-01-2002
01-01-2003
01-01-2004
01-01-2005

General and administrative expense

In the general and administrative expenses one-off costs of approximately € 400,000 and depreciation costs of capitalised development costs to the amount of € 99,000 (2003: € 138,000) were recorded.

Personnel expense

	2004	2003
Salaries	**4,580**	4,431
Social security charges	**728**	737
Pension scheme charges	**232**	166
	5,540	5,334

The total average number of the groups employees in 2004 was 120 FTEs (2003: 116 FTEs). Of this total 29,5 FTE were employed in the US (2003: 26,2 FTE). The number of employees at year-end 2004 was 121 FTEs (2003: 115 FTEs).

Pensions

All Dutch employees aged 25 and older participate in a pension scheme. This scheme is based on a so-called 'defined contribution'. A large Dutch insurer that also guarantees a minimum return administers the scheme. As a result of this contract, no supplementary contributions can be required.

Remuneration of the Board of Management and Supervisory Board

The remuneration of the Board of Management in 2004, as mentioned in the report of the Supervisory Board, is:

	Regular remuneration	*Longer-term remunerations (pensions)*	*Profit related remunerations*	***Total***
R.F.Q. Brands	240	9	90	339
J. van der Schaaff	126	11	16	153
	366	20	106	492
Supervisory Board members	48	-	-	48

The remuneration of the chairman of the Supervisory Board amounts to € 17,500. The other members of the Supervisory Board received remuneration of € 15,000.

The remuneration of the Board of Management in 2003 was [1]:

	Regular remuneration	*Longer-term remunerations (pensions)*	*Profit related remunerations*	***Total***
R.F.Q. Brands	234	11	70	315
J. van der Schaaff	116	10	19	145
	350	21	89	460
Supervisory Board members	48	-	-	48

[1] For comparison reasons the 2003 figures were adjusted

Shareholdings

The combined shareholdings of the members of the Board of Management was 1% (2003: 1%) as at 31 December 2004.
The members of the Supervisory Board held a combined holding of 8% (2003: 8%) as at the same date.

Employees have also been offered share participation to boost staff commitment to the company. Such shares are granted subject to the approval of the Supervisory Board at a price for the employees equivalent to the listed price at the time of the decision. The share participation is valid for five years. The shares cannot be traded earlier than three years after issue. The share participation is subject to the Regulations Governing Insider Trading of Airspray N.V.

Shareholders with a holding of more than 5% in the company's capital together owned 37% on 31 December 2004.

Shareholdings of Supervisory Board	*Balance on 31 december 2004 and 31 december 2003*
C.A.M. Busch	916
J.IJ van Duyn	432,493
V.C. Rensing	2,000
	435,409

Option rights

Options on ordinary shares are issued at the expense of the company to management board members and employees. The purpose of this options scheme is to boost the commitment to the company. Such options are granted subject to the approval of the Supervisory Board for the employees at a price equivalent to the listed share price at the time of the decision and for the management board members equivalent to the average closing price of the five last trading days of the past year. For the chairman of the board of Management a separate arrangement was applicable for 1999 and 2000.

The options are valid for 5 or 7 years. In principle, such options cannot be exercised until three years after issue. The options scheme is subject to the Regulations Governing Insider Trading of Airspray N.V.

In accordance with the remuneration policy for the management, options are granted if the profit increase planned over three years has been realised. Liabilities relating to the options rights granted are not covered by the company.

Options granted to R.F.Q. Brands

Option rights	*Number granted*	*Number exercised*	*Number expired*	*Number outstanding*	*Exercise price in €*
1999 [1]	25,000	–	–	25,000	15.28
2000 [1]	20,000	–	–	20,000	17.05
2001 [2]	19,396	–	–	19,396	15.69
2002 [2]	19,396	–	–	19,396	16.73
2003 [2]	9,698	–	–	9,698	14.69
	93,490	–	–	93,490	

Options granted to J. van der Schaaff

Option rights	*Number granted*	*Number exercised*	*Number expired*	*Number outstanding*	*Exercise price in €*
1999 [1]	10,800	800	–	10,000	18.55
2000 [1]	10,000	–	–	10,000	16.38
2001 [2]	19,396	–	–	19,396	15.69
2002 [2]	19,396	–	–	19,396	16.73
2003 [2]	9,698	–	–	9,698	14.69
	69,290	800	–	68,490	

[1] Valid for 7 years

[2] Valid for 5 years

Option rights	*Number granted*	*Number exercised*	*Number expired*	*Number outstanding*	*Average price in €*
Other employees	169,515	34,448	–	135,067	15.70

Taxes

The tax burden on the profit before tax was 34.7% (2003: 34.6%). The difference between the tax burden and the nominal tax rate of 34.5% prevalent in the Netherlands can be explained as follows:

x € 1,000	*2004*	*2003*
Consolidated profit before tax	**6,457**	9,490
34.5% nominal	**2,228**	3,274
Rate differences abroad	**33**	13
Other differences	**(23)**	(6)
Tax according to the consolidated profit and loss account	**2,238**	3,281

Earnings per share

The earnings per share are calculated as follows:

Net profit according to the consolidated profit and loss account divided by the weighted average number of outstanding shares over the financial year.

The calculation of the earnings per share for 2004 and 2003 is as follows:

	2004	*2003*
Net profit (x € 1000)	**4,219**	6,209
Weighted average number of outstanding shares	**5,287,842**	5,281,098
Earnings per share	**0.80**	1.18

The weighted average number of outstanding shares has been calculated as follows:

Number of outstanding shares as at 1 January	**5,287,842**	5,280,485
Option rights exercised	**-**	613
Purchase and sale of own shares (weighted)	**-**	-
	5,287,842	5,281,098

Diluted earnings per share

The calculation of the diluted earnings per share is as follows:

	2004	*2003*
Net profit (x € 1000)	**4,219**	6,209
Weighted average number of outstanding shares	**5,287,842**	5,281,098
Purchase and sale of own shares (weighted)	**-**	-
Weighted average number of shares to be granted based on option rights	**289,557**	284,849
	5,577,399	5,565,947
Diluted earnings per share	**0.76**	1.12

COMPANY BALANCE SHEET AS AT 31 DECEMBER

Before profit appropriation, amounts x € 1,000

ASSETS			2004			2003
Fixed assets						
Intangible fixed assets		**574**			434	
Financial fixed assets		**40,617**			37,828	
			41,191			38,262
Current assets						
Other receivables		**237**			448	
Taxes and social security contributions		**492**			–	
			729			448
Total assets			**41,920**			38,710

LIABILITIES						
Shareholders' equity						
Issued capital		**846**			846	
Share premium reserve		**8,670**			8,670	
Legal reserve						
– Reserve development expense	**1,613**			1,169		
– Translation reserve	**(2,101)**			(1,174)		
		(488)			(5)	
General reserve		**14,267**			11,833	
Profit current year		**4,219**			6,209	
			27,514			27,553
Provisions						
Deferred tax liabilities			**557**			403
Current liabilities						
Credit institutions		**12,186**			5,331	
Trade payables		**80**			54	
Intercompany		**1,269**			4,797	
Taxes and social security contributions		**16**			523	
Other		**298**			49	
			13,849			10,754
Total liabilities			**41,920**			38,710

PROFIT AND LOSS ACCOUNT

x € 1,000

	2004	2003
Share in profit-loss of participating interests before taxation	**4,260**	10,955
Other results after taxes	**(41)**	(4,746)
Profit after taxes	**4,219**	6,209

In 2004, Airspray N.V. charged it's participating interests a management fee, contrary to previous years.

General

The accounting policies used for the financial statements are the same as those referred to in the Notes to the consolidated financial statements. Participating interests are stated at net asset value. Results from participating interests correspond with the share of the profit related to the financial year of the companies involved.

As a result of the capitalisation of the development expenses, a legal reserve has been established.

NOTES TO THE BALANCE SHEET

Intangible fixed assets

	Patents	*Licences*	***Total***
Book value as at 1 January 2004	348	86	434
Investments	72	99	171
Amortisation	(30)	(1)	(31)
Book value as at 31 December 2004	390	184	574
Acquisition price	545	185	730
Accumulated amortisation	(155)	(1)	(156)
Book value	390	184	574

Financial fixed assets

The financial fixed assets can be specified as follows:

	2004	*2003*
Loans given	**803**	1,347
Participating interests	**39,814**	36,481
	40,617	37,828

Movements of the financial fixed assets during 2004:

Loans given	***2004***	*2003*
Balance as at 1 January 2004	**1,347**	1,687
Loans issued	**-**	-
Payments made	**(358)**	(112)
To current liabilities	**(186)**	(228)
Balance as at 31 December 2004	**803**	1,347

The loan given relates to loans for personnel and management concerning a participation plan.

Participating interests

	Airspray International B.V.	*Airspray Engineering B.V.*	*Airspray Development B.V.*	***Total***
Balance as at 1 January 2004	36,252	171	58	36,481
Profit	4,194	269	(203)	4,260
Translation differences	(927)	-	-	(927)
Balance as at 31 December 2004	39,519	440	(145)	39,814

The company has a 100% interest in Airspray International B.V. That company has a 100% interest in Airspray Inc., Florida, USA. In addition, the company has a 100% interest in Airspray Engineering B.V. and in Airspray Development B.V.

Tax and social security contributions

In 2004 an amount of € 492,000 relates to a tax asset to the Dutch tax authorities (2003: € 511,000 liability)

Shareholders' equity

The share capital pursuant to the Articles of Association comprises 25,000,000 shares, each with a nominal value of € 0.16, with one of these a priority share held by Stichting Prioriteit Airspray. Of the total share capital pursuant to the Articles of Association, 5,287,842 shares were issued and fully paid-up at year-end 2004

Changes in shareholders' equity in euros x 1,000 during 2003 can be analysed as follows:

	Issued and paid-up capital	*Share premium reserve*	*Legal reserve Reserve R&D*	*Legal reserve Translation Reserve*	*General reserve*	*Net profit*	***Total***
Balance as at 1 Jan. 2003	845	8,581	800	(17)	12,202	-	22,411
Issuance of shares	1	89	-	-	-	-	90
Change legal reserve	-	-	369	-	(369)	-	-
Net profit current financial year	-	-	-	-	-	6,209	6,209
Change translation reserve	-	-	-	(1,157)	-	-	(1,157)
Balance as at 31 Dec. 2003	846	8,670	1,169	(1,174)	11,833	6,209	27,553

Changes in shareholders' equity in euros x 1,000 during 2004 can be analysed as follows:

	Issued and paid-up capital	*Share premium reserve*	*Legal reserve Reserve R&D*	*Legal reserve Translation Reserve*	*General reserve*	*Net profit*	***Total***
Balance as at 1 Jan. 2004	846	8,670	1,169	(1,174)	11,833	6,209	27,553
Issuance of shares	-	-	-	-	-	-	-
Change legal reserve	-	-	444	-	(444)	-	-
Net profit current financial year	-	-	-	-	-	4,219	4,219
Profit previous financial year	-	-	-	-	2,878	(2,878)	-
Change translation reserve	-	-	-	(927)	-	-	(927)
Dividend payment	-	-	-	-	-	(3,331)	(3,331)
Balance as at 31 Dec. 2004	846	8,670	1,613	(2,101)	14,267	4,219	27,514

The amount entered under share premium reserve has been fiscally recognised for tax purposes.

Off-balance sheet commitment

Fiscal entity

Airspray N.V. and its Dutch companies are considered a fiscal entity for Dutch corporation tax purposes. Airspray N.V. is therefore severally liable for corporation tax liabilities for all Dutch subsidiaries. In the years under review, the liability for the Dutch corporation taxes is included in Airspray N.V.'s profit and loss accounts.

Liabilty subsidiaries

Airspray N.V. has issued declarations of several liability for debts arising from the actions of Dutch consolidated participating interests. These debts are included in the consolidated balance sheet.

Airspray N.V. has issued declarations of several liability following the credit arrangement with the banker for the debts to credit institutions regarding her subsidiaries.

Profit appropriation

Profit is appropriated in accordance with article 29 of the articles of association of Airspray N.V.
The proposal for the appropriation of profit is as follows: (x € 1,000)

Net profit	4,219
Dividend	(3,331)
Addition to reserves	888

Alkmaar, March 31, 2005

Board of Management,
R.F.Q.Brands
J. van der Schaaff

Supervisory Board,
C.A.M. Busch
J.IJ van Duyn
V.C. Rensing

Other information

Auditors' Report

Introduction

We have audited the financial statements, as included in this report from page 41 till 61, of Airspray N.V., Alkmaar, for the year 2004. These financial statements are the responsibility of the company's Board of Management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Board of Management, as well as an evaluation of the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands, and comply with the financial reporting requirements included in Part 9 of Book 2, of The Netherlands Civil Code.

Amstelveen, March 31, 2005

KPMG Accountants N.V.

Post balance sheet date events

While the previously mentioned court case of SBS/DEB versus Gojo in the US continues and despite the fact that Airspray has filed formal opposition to DEB's patent application in Europe, DEB has submitted the first documentation to file a court case against Airspray in the Netherlands. Airspray remains convinced that there is no infringement on DEB's patent. The above is related to and limited to pumps used in wall dispensers.

Profit Appropriation

In accordance with Article 29 paragraph 1 of the Articles of Association, the 'Stichting Prioriteit Airspray' determines annually, subject to the approval of the Supervisory Board, the proportion of the profits - the credit balance of the profit and loss account - to be reserved.

In accordance with this provision, the 'Stichting' has decided, subject to the approval of the Supervisory Board, that 21% of the profit earned during 2004 (€ 888,000) will be added to the general reserve. At the General Meeting of Shareholders the company will propose the payment of a cash dividend of € 0.63 per issued share with a nominal value of € 0.16 (€ 3,331,000).

Information relating to Airspray shares

Share capital

As at 31 December 2004, 5,287,842 shares were issued and fully paid up.

Stock listing

Airspray is listed on Euronext Amsterdam. During 2004, Rabo Securities, Kempen and SNS acted as liquidity providers for Airspray N.V. As of 1 January 2005, Airspray will produce its financial reports in accordance with IFRS (International Financial Reporting Standards).
In the US, shares are traded over-the-counter (symbol: AYAKY).

Major shareholdings (Wet Melding Zeggenschap)

At year-end 2004, the following notification of shareholdings of at least 5% were known:

E.A. van den Brandhof Holding B.V.	13%
J.IJ. van Duyn Participaties B.V.	8%
Delta Lloyd	5%
Orange Deelnemingen Fund	6%
Darlin N.V.	5%

Share price development

	2000	*2001*	*2002*	*2003*	*2004*
Highest price	23.00	23.50	19.10	19.40	20.09
Lowest price	14.10	13.30	12.80	12.85	16.85
Price at year-end	15.15	16.55	14.25	17.21	18.85

The introduction price in 1998 was 10 euro.

Market capitalisation

As at 31 December 2004, the market capitalisation amounted to approximately € 100 million.

Key dates

12 May 2005	Publication press release 1st quarter 2005
12 May 2005	General Meeting of Shareholders
25 August 2005	Publication half year results 2005
10 November 2005	Publication press release 3rd quarter 2005
23 February 2006	Publication annual results 2005
11 May 2006	Publication press release 1st quarter 2006
11 May 2006	General Meeting of Shareholders
24 August 2006	Publication half year results 2006
9 November 2006	Publication press release 3rd quarter 2006

Airspray N.V.
orstraat 9
P.O. Box 1007
10 KA Alkmaar
The Netherlands
Tel +31-72-541 46 66
Fax +31-72-547 00 55
mail general@airspray.nl

Website www.airspray.biz



HAND SOAP
HAND SOAP
HAND SOAP
HAIR
HAIR
SWIPE
PIGEON

File No. 82-34700

Airspray®

For more information please contact:
Airspray International Inc.
Robert Brands 954/972-7750
Martin Kleinman 718/398-4009
e-mail: r.brands@airsprayintl.com
mkleinman@nyc.rr.com


RECEIVED
2005 MAY -6 A 8:

FOR IMMEDIATE RELEASE
May 3, 2005

P&G UK CREATES A NEW CONSUMER PRODUCT CATEGORY – INSTANT FOAMING DISHWASHING LIQUID -- WITH SELECTION OF AIRSPRAY FOAMER

Alkmaar, The Netherlands, May 03 – Procter & Gamble has selected Airspray instant-foam dispensing technology for the fifth time in 18 months and, in so doing, has created an entirely new consumer product and Airspray market segment category – the world's first instant-foam dishwashing liquid.

The innovative one-touch, dispensing technology will be used in P&G UK's leading ***Fairy*** brand of dishwashing liquid, currently being shipped to retail. Initial distribution of this premium consumer product will be throughout the UK. ***Fairy*** is a mainstay of the $13.9 billion Fabric and Home Care unit, P&G's largest foundation business, according to the company.

P&G boasts 16 billion-dollar brands that, in aggregate, account for $30 billion in annual sales. The company has kept these businesses strong and growing through consumer-driven innovation. As a result, P&G brands are highly regarded by consumers and retailers alike.

The potential for new, instant-foam dishwashing product extensions is significant, industry observers believe. In mature categories with infrequent innovations, such as hand soap, consumers have responded well to the introduction of instant foam variants. In the $1.53 billion U.S. dishwashing products market, the P&G Dawn brand, for example, went into national distribution in 1976 – nearly 30 years ago – and has been largely unchanged.

(more)